

Mail Stop 3030

February 25, 2009

Pedro P. Rodriguez
Chief Executive Officer and President
Exar Corporation
48720 Kato Road
Fremont, California 94538

     Re: Exar Corporation
           Form 10-K for Fiscal Year Ended March 30, 2008
           Filed June 13, 2008
           File 0-14225

Dear Mr. Rodriguez:

We have completed our limited review of your Annual Report on Form 10-K and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

          Sincerely,

          Tim Buchmiller
          Senior Attorney